MICHAEL E. DILLARD 713.220.5821/fax: 713.236.0822 mdillard@akingump.com

September 18, 2007

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 7010

Re:	Plains Exploration & Production Company

Registration Statement on Form S-4

Filed August 22, 2007

File Number 333-145617

Dear Mr. Schwall:

On behalf of Plains Exploration & Production Company, a Delaware corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registrant’s registration statement filed on Form S-4, File Number 333-145617, filed August 22, 2007. In addition, we will provide a marked copy showing changes from the initial filing of the registration statement for your convenience.

We are providing the following responses to the comment letter dated September 14, 2007, from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Registrant’s initial filing of the registration statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 1.

Stock Consideration, page 89

1. Please revise your discussion where appropriate to ensure that all relevant assumptions are clear when providing hypothetical examples of the merger consideration to be received. For example, on page 89, you present examples of stock consideration receivable, yet fail to disclose assumptions pertaining to the aggregate consideration amount, which is itself based on assumptions regarding an assumed amount of Pogo stock outstanding at the effective time of the merger.

Securities and Exchange Commission

September 18, 2007

While we note disclosure of these relevant assumptions on the subsequent page, please clarify your disclosure by referencing the relevant assumptions when first presenting your examples. Similarly, to further simplify the presentation on page 92 of possible types of merger consideration receivable, disclose on page 92 or provide a cross reference to disclosure elsewhere in the joint proxy statement/prospectus of how all variables, such as aggregate per share consideration and exchange ratio factored into the total amounts presented in the three examples provided.

In response to the Staff’s comment, the Registrant has revised its discussion on pages 91-93 and 95 to more clearly identify the assumptions underlying the hypothetical examples of merger consideration to be received by Pogo stockholders.

Allocation of Merger Consideration, page 92

2. We note your description of the pro rata selection process that the exchange agent will use in the event of an oversubscription or undersubscription of the total cash amount. We also refer you to Section 1.9(f) of the Agreement and Plan of Merger dated July 17, 2007 in which reference is made to the pro rata selection process that will be “mutually determined” by the company and Pogo. Similar to the description you provide on page 90 of the amount of merger consideration Pogo shareholders may receive, please use hypotheticals and examples to clarify how the selection and allocative process will work in practice assuming there is (1) an oversubscription and (2) undersubscription of the total cash amount.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 97 to make clear that the exchange agent will follow an allocation process mutually determined by Plains and Pogo and has added two tables to pages 96 and 97 providing hypotheticals and examples of how the selection and allocative process will work in the event of an oversubscription and an undersubscription of the total cash amount.

3. Please explain how the allocation of the merger consideration between shares and cash under the scenarios noted on page 92, is addressed in your pro forma combined financial statements.

Pursuant to purchase accounting rules, the allocation of the merger consideration under the scenarios noted on pages 92 and 93 will not impact the pro forma combined financial statements. In response to the Staff’s comments, the Registrant has revised the sentence on page F-7 that read “The average Plains common stock price is based on the average closing price of Plains common stock during the five business day period commencing two days before the merger was announced.” to read “Pursuant to purchase accounting rules, the average Plains common stock price in the table above is based on the average closing price of Plains common stock during the five business day period commencing two days before the merger was announced, and such price will not be adjusted upon

Securities and Exchange Commission

September 18, 2007

merger closing. The Registrant has also added on pages F-2, F-6 and F-7, “The aggregate number of shares of Plains common stock comprising the stock consideration and the aggregate amount of cash consideration will not change from the amount agreed to in the merger agreement (other than for upward adjustment in the event that any shares of Pogo common stock are issued subsequent to July 17, 2007 as permitted by the merger agreement pursuant to the exercise of stock options).” to clarify that the allocation of the merger consideration between shares and cash will not impact the pro forma combined financial statements.

If you have any further questions, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (713) 220-5821 or by facsimile at (713) 236-0822. Thank you for your assistance.

Very truly yours,

/S/ MICHAEL E. DILLARD, P.C.
Michael E. Dillard, P.C.

Enclosures

cc:	J. Davis., U.S. Securities and Exchange Commission

M. Duru, U.S. Securities and Exchange Commission

J. Madison, U.S. Securities and Exchange Commission

John F. Wombwell, Plains Exploration & Production Company